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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           GOULDS PUMPS, INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                            GEORGE ACQUISITION, INC.
                              ITT INDUSTRIES, INC.
                                   (BIDDERS)

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  383550 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            VINCENT A. MAFFEO, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                              ITT INDUSTRIES, INC.
                             FOUR WEST RED OAK LANE
                          WHITE PLAINS, NEW YORK 10604
                           TELEPHONE: (914) 641-2000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:

                            WILLIAM E. CURBOW, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                           CALCULATION OF FILING FEE
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
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              TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------
                   $855,862,614                                        $171,172.53
======================================================================================================

 * Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $37 cash per share, 21,381,593 Shares outstanding and 1,689,829 options outstanding as of April 16, 1997 and a maximum of 60,000 shares that may be issued pursuant to certain of the Subject Company's agreements or plans.

** 1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:
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

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by George Acquisition, Inc., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of ITT Industries, Inc., an Indiana corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Goulds Pumps, Incorporated, a Delaware corporation (the "Company"), at a purchase price of $37 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 25, 1997 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit
(a)(2).

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Goulds Pumps, Incorporated. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $1.00 per share, of the Company. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by the Purchaser and the Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser nor the Parent nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) Since January 1, 1994, there have been no transactions which would be required to be disclosed under this Item 3(a) between any of the Purchaser or the Parent or, to the best knowledge of the Purchaser and the Parent, any of the persons listed in Schedule I to the Offer to Purchase and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("The Merger Agreement") of the Offer to Purchase and in Exhibit (c)(1) of this Schedule 14D-1 is incorporated herein by reference. Except as set forth in the Introduction, Section 10 and Section 11 of the Offer to Purchase and in Exhibit
(c)(1) of this Schedule 14D-1, since January 1, 1994, there have been no contacts, negotiations or transactions which would be required to be disclosed under this Item 3(b) between any of the Purchaser or the Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser and the Parent, any of those persons listed in Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e)The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Purchaser and the Parent") of and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction, Section 8, Section 10, Section 11 and Section 12 of the Offer to Purchase, none of the Purchaser and the Parent nor, to the best knowledge of the Purchaser and the Parent, any of the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies).

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) None.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration") and
Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase dated April 25, 1997.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees.
(a)(5)     Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
           and Nominees.
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.
(a)(7)     Summary Advertisement as published on April 25, 1997.
(b)(1)     Five-year Competitive Advance and Revolving Credit Facility Agreement (the
           "Credit Agreement") dated as of November 10, 1995.
(b)(2)     First Amendment to the Credit Agreement dated as of May 23, 1996.
(c)        Agreement and Plan of Merger, dated as of April 20, 1997, by and among ITT
           Industries, Inc., George Acquisition, Inc. and Goulds Pumps, Incorporated.
(d)        Not applicable.
(e)        Not applicable.
(f)        Not applicable.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ITT INDUSTRIES, INC.

                                          By:      /s/ VINCENT A. MAFFEO
                                            ------------------------------------
                                            Name:  Vincent A. Maffeo
                                            Title: Senior Vice President
                                                   and General Counsel

                                          GEORGE ACQUISITION, INC.

                                          By:      /s/ LAWRENCE J. SWIRE
                                            ------------------------------------
                                            Name:  Lawrence J. Swire
                                            Title: Vice President
Date: April 25, 1997

                                 EXHIBIT INDEX

EXHIBIT                                                                                  PAGE
  NO.                                     DESCRIPTION                                    NO.
-------  ------------------------------------------------------------------------------  ----
(a)(1)   Offer to Purchase dated April 25, 1997........................................
(a)(2)   Letter of Transmittal.........................................................
(a)(3)   Notice of Guaranteed Delivery.................................................
(a)(4)   Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees......................................................
(a)(5)   Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees......................................................
(a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9....................................................................
(a)(7)   Summary Advertisement as published on April 25, 1997..........................
(b)(1)   Five-year Competitive Advance and Revolving Credit Facility Agreement (the
           "Credit Agreement") dated as of November 10, 1995...........................
(b)(2)   First Amendment to the Credit Agreement dated as of May 23, 1996..............
(c)      Agreement and Plan of Merger, dated as of April 20, 1997, by and among ITT
           Industries, Inc., George Acquisition, Inc. and Goulds Pumps, Incorporated...